Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Subsidiary name	Jurisdiction of incorporation / formation

LightCMS LLC	Oklahoma
Neptune International Holdings LLC	Delaware
NetSuite Australia Pty. Ltd.	Australia
NetSuite Canada Inc.	Canada
NetSuite Canada Development, Inc.	Canada
NetSuite Czech Republic s.r.o	Czech Republic
NetSuite Hong Kong Limited	Hong Kong
NetSuite K.K.	Japan
NetSuite Netherlands B.V.	Netherlands
NetSuite (Philippines) Inc.	Philippines
NetSuite Software (Asia Pacific) Pte. Ltd.	Singapore
NetSuite Spain, S.L.	Spain
NetSuite UK Limited	United Kingdom
Order Motion, Inc.	Delaware
OrderMotion, Inc.	New York
Raferil S.A.	Uruguay
SavinWest S.A.	Uruguay
Venda, Inc.	Delaware
Venda Limited	United Kingdom
Venda Software Development Limited	Thailand
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